                                                              File No. 001-16189






                                    FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  ANNUAL REPORT




                            PURSUANT TO SECTION 15(d)

                                     of the

                       SECURITIES AND EXCHANGE ACT OF 1934





                   For the fiscal year ended December 31, 2002





                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                    BARGAINING UNIT TAX DEFERRED SAVINGS PLAN


                                  NiSource Inc.
                               801 E. 96th Avenue
                             Merrillville, IN 46410

     NORTHERN INDIANA PUBLIC
     SERVICE COMPANY BARGAINING
     UNIT TAX DEFERRED SAVINGS
     PLAN

     Financial Statements as of December 31, 2002 and
     2001 and for the Year Ended December 31, 2002,
     Supplemental Schedule as of December 31, 2002, and Independent Auditors' Report

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001                                2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002                  3

   Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULE*:

   Form 5500 Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2002              10


* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
Northern Indiana Public Service Company
Bargaining Unit Tax Deferred Savings Plan
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Indianapolis, Indiana

June 1, 2003

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS  AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


ASSETS                                                 2002              2001

Investments, at fair value:
  Mutual funds                                     $47,240,642       $55,055,588
  Common stock fund                                 17,427,431        23,175,532
  Money market fund                                 12,428,479        11,357,733
  Participant loans                                  1,860,286         1,734,161
                                                   -----------       -----------

Total investments                                   78,956,838        91,323,014
                                                   -----------       -----------

Receivables:
  Participant contributions                             36,259
  Employer contributions                                 3,973
                                                   -----------       -----------

           Total receivables                            40,232
                                                   -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $78,997,070       $91,323,014
                                                   ===========       ===========


See notes to financial statements.

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS:
  Contributions:
    Participant                                                    $  5,105,617
    Employer                                                            562,790
                                                                   ------------

           Total additions                                            5,668,407
                                                                   ------------

DEDUCTIONS:
  Investment income (loss):
    Net depreciation in fair value of investments                   (13,811,061)
    Dividends and interest                                            2,065,568
                                                                   ------------

           Investment loss, net                                     (11,745,493)

   Benefits paid to participants                                     (6,234,032)
   Transfers, net                                                        (9,921)
   Administrative expenses                                               (4,905)
                                                                   ------------

           Total deductions                                         (17,994,351)
                                                                   ------------

NET DECREASE                                                        (12,325,944)

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                 91,323,014
                                                                   ------------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                     $ 78,997,070
                                                                   ============


See notes to financial statements.

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      Northern Indiana Public Service Company (the "Company") is a wholly owned subsidiary of NiSource Inc. The following description of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan ("Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL--The Plan was established effective October 1, 1987. It is a defined contribution plan available to substantially all active bargaining unit employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      PLAN ADMINISTRATION--The Company serves as administrator and sponsor of the Plan. NiSource Inc. maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the "Trustee") holds all of the Plan's assets and executes all investment transactions.

      CONTRIBUTIONS--Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-seven mutual funds, one money market fund and one common stock fund as investment options for participants.

      The Company contributes an amount equal to 1/9th of a participant's pre-tax contribution that is invested in NiSource Inc. Common Stock Fund. Employees, age 50 and older, may direct matching NiSource Inc. Common Stock Funds among any of the funds available in the Plan.

      ROLLOVERS FROM OTHER QUALIFIED EMPLOYER PLANS--The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

      PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses.

      VESTING--Participants are fully vested in their accounts at all times.

      PARTICIPANT LOANS--Participants that have participated in the Plan for at least one year may borrow up to 50% from their accounts a minimum of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at prime rate plus 1% based on the last day of the previous month they take out the loan. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant's primary residence, which allows repayment up to 15 years.

      PAYMENT OF BENEFITS--All amounts distributed from a participant's account following termination of employment shall be distributed in one lump sum amount, in cash, or, if elected by the participant or beneficiary, in shares of NiSource Inc. common stock based on the numbers of whole shares allocated to the NiSource Inc. Common Stock Fund for the participant. If the amount payable under the plan to any participant or beneficiary is less than or equal to $5,000, the committee will direct that such amount be paid in a lump sum.

      TRANSFERS BETWEEN PLANS--Transfers between plans occur when employees transfer out of the Union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers, net on the accompanying statement of changes in net assets available for benefits.

      EMPLOYEE STOCK OWNERSHIP PLAN--Effective January 1, 2002, the NiSource Inc. Common Stock Fund was changed to operate as an Employee Stock Ownership Plan (ESOP). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time after they reach age 50. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

      VOTING AND TENDERING RIGHTS OF NISOURCE INC. COMMON STOCK FUND PARTICIPANTS--Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares) or tendering shares during a tender offer, represented by the value of the participant's interest in the NiSource Inc. Common Stock Fund.

      RECLASSIFICATIONS--Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The financial statements of the Plan were prepared using the accrual basis of accounting.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

      PAYMENT OF BENEFITS--Benefits are recorded when paid.

      ADMINISTRATIVE EXPENSES--Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan.

3.    INVESTMENTS

      The following presents investments that represent 5% or more the Plan's net assets.


                                                                       DECEMBER 31,
                                                              -----------------------------
                                                                 2002              2001
         * NiSource Inc. Common Stock Fund                    $17,427,431       $23,175,532
            Fidelity Magellan Fund                             21,231,977        29,731,611
            Fidelity Growth and Income Fund                    12,441,723        15,503,649
            Fidelity Retirement Money Market Fund              12,428,479        11,357,733
            Fidelity Intermediate Bond Fund                     6,697,180         5,541,238

         * Includes nonparticipant-directed investments

      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:


          Mutual funds                                                         $(11,064,144)
          NiSource Inc. Common Stock Fund                                        (2,746,917)
                                                                               ------------

                                                                               $(13,811,061)
                                                                               ============

      The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments is as follows:


                                                                                   DECEMBER 31,
                                                                            ----------------------------
                                                                                2002            2001
            * Net assets:
                 NiSource Inc. Common Stock Fund                            $ 17,427,431    $ 23,175,532
                                                                            ============    ============

                                                                             YEAR ENDED
                                                                          DECEMBER 31, 2002

            * Changes in net assets:
                 Participant contributions                                  $  1,198,019
                 Employer contributions                                          526,074
                 Dividends and interest                                        1,009,317
                 Participant loans, net                                          (45,927)
                 Net depreciation                                             (2,746,917)
                 Benefits paid to participants                                  (964,437)
                 Transfers out                                                    (1,859)
                 Fees                                                             (2,861)
                 Net exchanges between investment options                     (4,719,510)
                                                                            ------------
                                                                            $ (5,748,101)
                                                                            ============

           * Includes participant-directed investments


5.    RELATED-PARTY TRANSACTIONS

      The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the parent of the Company, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Additionally, certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to his or her account will continue to be nonforfeitable.

7.    TAX STATUS

      The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated January 28, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan administrator submitted a letter to the IRS, dated February 28, 2002, requesting a new determination.

                                     ******

                              SUPPLEMENTAL SCHEDULE

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN





EIN: 35-0552990, PLAN 003
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF
DECEMBER 31, 2002
--------------------------------------------------------------------------------


              IDENTITY OF ISSUER,                   DESCRIPTION OF INVESTMENT,
               BORROWER, LESSOR,            INCLUDING MATURITY DATE, RATE OF INTEREST,                                     FAIR
                OR SIMILAR PARTY               COLLATERAL AND PAR OR MATURITY VALUE                    COST                VALUE
  *   NiSource Inc.                     Common Stock Fund                                           $ 15,032,878      $  17,427,431
  *   Fidelity Investments              Retirement Money Market Fund                                     **              12,428,479
  *   Fidelity Investments              Magellan Fund                                                    **              21,231,977
  *   Fidelity Investments              Contrafund                                                       **                 228,283
  *   Fidelity Investments              Equity Income Fund                                               **                 170,722
  *   Fidelity Investments              Growth Fund                                                      **                 110,176
  *   Fidelity Investments              Growth & Income Fund                                             **              12,441,723
  *   Fidelity Investments              Intermediate Bond Fund                                           **               6,697,180
  *   Fidelity Investments              Overseas Fund                                                    **                 857,723
  *   Fidelity Investments              Europe Fund                                                      **                   4,590
  *   Fidelity Investments              Pacific Basin Fund                                               **                   1,303
  *   Fidelity Investments              Balanced Fund                                                    **                 142,273
  *   Fidelity Investments              Puritan Fund                                                     **                 833,386
  *   Fidelity Investments              Small Cap Independent Fund                                       **                 522,231
  *   Fidelity Investments              Spartan U.S. Equity Index Fund                                   **               1,149,558
  *   Fidelity Investments              Freedom Income Fund                                              **                 181,566
  *   Fidelity Investments              Freedom 2010 Fund                                                **                 688,345
  *   Fidelity Investments              Freedom 2020 Fund                                                **                 224,614
  *   Fidelity Investments              Freedom 2030 Fund                                                **                  19,624
  *   Fidelity Investments              Freedom 2040 Fund                                                **                   4,481
      PIMCO Investments                 Total Return Fund (institutional)                                **                 347,258
      PIMCO Investments                 Long-term Government Fund                                        **                 487,545
      PIMCO Investments                 Low-duration Fund (institutional)                                **                  67,379
      PIMCO Investments                 StockPLUS Fund (institutional)                                   **                  33,069
      Berger Investments                SmallCap Value Fund (institutional)                              **                 525,940
      Dreyfus Investments               Emerging Leaders Fund                                            **                 123,463
      Morgan Stanley Investments        U.S. SmallCap Core Fund                                          **                  10,318
      Vanguard Investments              U.S. Growth Investor Shares Fund                                 **                  58,366
      American Funds Investments        EuroPacific Growth Fund                                          **                  77,549
  *   Various Plan participants         Participant loans, with interest rates
                                         ranging from 4.75% to 9.5% and maturity
                                         dates ranging from May 9, 2003 to October 24, 2031.             **               1,860,286
                                                                                                                      -------------


                                                             Total assets (held at end of year)                       $  78,956,838
                                                                                                                      =============

  *   Denotes a party-in-interest
 **   Cost omitted for participant directed investments

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN



By             /s/David J. Vajda
   -------------------------------------------
    Vice President & Treasurer, NiSource Inc.
        Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. Section 1350, that, to his knowledge, the accompanying annual report on Form 11-K of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan for the fiscal year ended on December 31, 2002 fully complies with the requirements of 15 U.S.C. Section 78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.



/s/ Gary L. Neale                            /s/ Michael W. O'Donnell
-----------------------------                ----------------------------------
Chairman, President and                      Executive Vice President and
Chief Executive Officer                      Chief Financial Officer